

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



11018471

SEC FILE NUMBER
8- 68098

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/21/09___ AND ENDING ___12/31/10___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELLINGTON SHIELDS & CO., LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

140 BROADWAY, 44TH FLOOR

(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID V. SHIELDS   212 320-3000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP

(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____DAVID V. SHIELDS_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____WELLINGTON SHIELDS & CO.,LLC_____, as of _____DECEMBER 31_____, 2010_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Christopher F. Meyer
Notary Public State of New York
No. 01ME6149059
Qualified in Nassau County
Commission Expires July 3, 2010

_____
Notary Public

_____
Signature

Vice Chairman
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLINGTON SHIELDS & CO., LLC

YEAR ENDED DECEMBER 31, 2010

CONTENTS



ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP

Certified Public Accountants & Profitability Consultants



INDEPENDENT AUDITORS' REPORT

To the Managing Members of
Wellington Shields & Co., LLC

We have audited the accompanying statement of financial condition of Wellington Shields & Co., LLC as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wellington Shields & Co., LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement. The information contained in the accompanying Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2011

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com



Member of the Center for Public Company Audit Firms Section of the American Institute of Certified Public Accountants Division for CPA firms.

WELLINGTON SHIELDS & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$ 32,049
Securities owned, at fair value	1,066,649
Receivables from and deposits with broker–dealers	1,168,298
Receivable from affiliates (Note 7)	837,473
Furniture, equipment and leasehold improvements – at cost, net of accumulated depreciation	202,113
Prepaid expenses and other assets	257,136
Total assets	$ 3,563,718

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 635,377
Subordinated borrowings (Note 8)	1,125,000
Total liabilities	1,760,377
Commitments and contingent liabilities (Note 6)	
Member's equity	1,803,341
Total member's equity	1,803,341
Total liabilities and member's equity	$ 3,563,718

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and the FINRA. The registration became effective October 21, 2009. The Company is a wholly owned subsidiary of Wellington Shields Holdings LLC ("Holdings"). On December 11, 2009 the Company received assets and liabilities with a net value of $840,000 from Holdings as an equity contribution. The Company's principal line of business is conducting securities transactions for its customers located throughout the United States. The Company clears its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System.

2. SIGNIFICANT ACCOUNTING POLICIES

    Security Transactions

    Security transactions are recorded by the Company on a trade-date basis as if they had settled. Securities owned and securities sold, not yet purchased, are stated at quoted market value.

    Trade receivables and payables for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

    Securities are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

    Furniture, Equipment and Leasehold Improvements

    Furniture and equipment are stated at cost and are being depreciated over five years, which approximates their useful lives, using the straight-line method. Leasehold improvements are being amortized using the straight-line method over the term of the related office space lease, which is four years. Major expenditures for furniture and equipment and those which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company was organized as a limited liability company in 2008 and is included in the federal partnership tax returns filed by Holdings. Accordingly, no provisions for income taxes are required in these financial statements as the items of income or loss will be included in the tax returns of Holdings' members.

FASB ASC 740-10, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2010 the Company has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

Holding's income tax returns for the years 2008 through 2010 are subject to examination by federal, state and local income tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company invests its excess cash in deposits with major financial institutions, money market funds and securities issued by the U.S. and local governments and companies with strong credit ratings, and has established guidelines relative to diversification and maturities that maintain safety and liquidity. Financial instruments that subject the Company to risk of loss include (a) securities owned, (b) receivables and deposits with brokers and dealers; and (c) receivables from affiliated entities.

3. SECURITIES OWNED

FASB Accounting Standards Codification 820-10, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under FASB Accounting Standards Codification 820-10 are described as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010.

Fair Value Measurements on a Recurring Basis

As of December 31, 2010

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Mortgage-backed securities	$ 123,884	$ -	$ -	$ 123,884
State and municipal obligations	935,760	-	-	935,760
Corporate debt	5,097	-	-	5,097
Other securities	1,908	-	-	1,908
	$ 1,066,649	$ -	$ -	$ 1,066,649

The aggregate cost of securities was $1,053,691 at December 31, 2010.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of furniture, equipment and leasehold improvements include the following:

	Life – Years	
Furniture and equipment	5	$ 1,675,086
Leasehold improvements	4	336,302
		2,011,388
Less accumulated depreciation/amortization		1,809,275
Net furniture, equipment and leasehold improvements		$ 202,113

5. EMPLOYEE BENEFIT PLAN

Employees' Savings and Investment Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions. The Company made no contribution to the plan for the period October 21, 2009 to December 31, 2010.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under several operating leases for office space and equipment which expire at various dates between June 30, 2011 and June 30, 2014.

Effective January 1, 2009 a member of Holdings entered into a first amendment of lease agreement which extended an operating lease for office space for five years until December 31, 2013. Effective December 9, 2009, the member and the landlord agreed to an assignment and assumption of the lease to the Company. The lease requires an annual payment of $852,000 plus operating and real estate tax escalation payments.

6.   COMMITMENTS AND CONTINGENCIES (Continued)

Operating Leases (Continued)

Future minimum annual lease payments under operating leases are as follows:

Year Ending December 31,	Minimum Lease Payment
2011	$ 961,319
2012	892,472
2013	861,659
2014	714
	$ 2,716,164

7.   RELATED PARTY TRANSACTIONS

The Company shares office space with affiliates related by common ownership. Allocation of expenses to these affiliates is based on management estimates. For the period October 21, 2009 to December 31, 2010 expenses aggregating $938,945 were allocated to these affiliates, and at December 31, 2010 the receivable from these affiliates was $837,473 and is due on demand.

8.   SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2010 are listed as the following:

Subordinated note, non-interest bearing, repayments of
$225,000 annually on December 31, 2011 through 2015 $ 1,125,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the repayment will be suspended.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $1,656,749 which was $1,556,749 in excess of its required net capital of $100,000. The Company's net capital ratio was .38 to 1.

10. CONCENTRATION OF CREDIT RISK

The Company is subject to credit risk should this broker be unable to fulfill its obligations. The Company maintains its cash in bank deposit accounts which, at times may exceed federal insured limits. The Company has not experienced any losses in such accounts. At December 31, 2010, no deposits in one account exceeded the federally insured limit.

11. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through February 22, 2011, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring disclosure.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's transactions are cleared by another broker-dealer in securities pursuant to a clearance agreement. Although the Company clears its transactions through another broker-dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2010, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations. The Company maintains its cash in bank deposit accounts which, at times may exceed federal insured limits. The Company has not experienced any losses in such accounts. At December 31, 2010, no deposits in any one account exceeded the federally insured limit.

SUPPLEMENTARY INFORMATION

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

NET CAPITAL
  Member's equity $ 1,803,341

  Add:
    Allowable:
      Liabilities subordinated to claims of general creditors   1,125,000

  Deductions:
    Nonallowable assets:
      Furniture, equipment and leasehold improvements, net $ 202,113
      Receivable from affiliates   837,473
      Prepaid expenses and other assets   180,302
                                                                             1,219,888

  Other deductions and/or charges   3,000

      Net capital before haircuts on securities positions   1,705,453

  Haircuts on securities:
    Exempted securities   48,437
    Debt securities   153
    Other securities   114
                                                                                48,704

      Net capital $ 1,656,749

(Continued)

WELLINGTON SHIELDS & CO., LLC

SCHEDULE I
(Continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS
Accounts payable, accrued expenses and other liabilities $ 635,377

    Total aggregate indebtedness $ 635,377

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum net capital required $ 100,000

Net capital at 1,500 percent $ 1,556,749

Excess net capital at 1,000 percent $ 1,536,749

Ratio: aggregate indebtedness to net capital   .3835 to 1

See independent auditors' report.

 **ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP**

Certified Public Accountants & Profitability Consultants



The Managing Members of
  Wellington Shields & Co., LLC

In planning and performing our audit of the financial statements of Wellington Shields & Co., LLC (the "Company") as of and for the period October 21, 2009 to December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the managing members, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2011





ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP

Certified Public Accountants & Profitability Consultants

1956 - 2006

50 Years

Growth • Vision • Solutions

To the Managing Members of
 Wellington Shields & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Wellington Shields & Co, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wellington Shields & Co., LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wellington Shields & Co., LLC's management is responsible for Wellington Shields & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2.   Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences; and

4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the management of Wellington Shields & Co., LLC and specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2011

WELLINGTON SHIELDS & CO., LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-7T)

For the Year Ended December 31, 2010

SIPC-7 general assessment	$ 26,849
Less: payments made with SIPC-6 filed	12,000
Amount due with SIPC-7 – paid in 2011	$ 14,849